SEASONS SERIES TRUST
Cash Management Portfolio
("Acquired Portfolio")

Supplement dated March 9, 2015, to the Acquired Portfolio's
Prospectus and Statement of Additional Information dated July 29, 2014, as amended

      Shareholders are advised that the Acquired Portfolio was reorganized into the Cash Management Portfolio, a series of SunAmerica Series Trust. Accordingly, all references to the Acquired Fund are hereby deleted.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE
REFERENCE.